Exhibit 99.1

CREDICORP LTD.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

(Free translation from the original in Spanish)

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada.
Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú T: +51 (1) 211 6500, F: +51 (1) 211-6565 www.pwc.pe

CREDICORP LTD.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

CONTENTS	Pages
Independent auditor’s report	1 - 3

Separate statement of financial position	4

Separate statement of income	5

Separate statement of comprehensive income	6

Separate statement of changes in net equity	7

Separate statement of cash flows	8 - 9

Notes to the separate financial statements	10 - 39

US$, U.S. dollars	= United States Dollar
S/	= Sol

(A free translation of the original in Spanish)

Independent auditor’s report

To the Shareholders

Credicorp Ltd.

Our opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of Credicorp Ltd. (Credicorp) as of December 31, 2022, and their financial performance and its cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

Credicorp’s financial statements comprise:

−	the separate statement of financial position as at December 31, 2022;
−	the separate statement of income for the year then ended;
−	the separate statement of comprehensive income for the year then ended;
−	the separate statement of changes in net equity for the year then ended;
−	the separate statement of cash flows for the year then ended; and
−	the notes to the separate financial statements, which include a summary of the significant accounting policies.

Basis for our opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the separated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of Credicorp in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) as well as the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the separate financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics.

Enphasis of matter

The separate financial statements of Credicorp have been prepared in compliance with the legal requirements in force in Peru for the presentation of financial information. These separate financial statements present the value of the investment in its subsidiaries and associates, under the equity method and not on a consolidated basis; therefore, they should be read together with the consolidated financial statements of Credicorp and its subsidiaries, which are reported separately along with our report to date issued with an unqualified opinion.

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada.
Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú T: +51 (1) 211 6500, F: +51 (1) 211-6565 www.pwc.pe

Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada e independiente que no actúa en nombre de PwCIL ni de cualquier otra firma miembro de la red. Inscrita en la Partida No. 11028527, Registro de Personas Jurídicas de Lima y Callao

Our audit approach

An audit is designed to obtain reasonable assurance about whether the separate financial statements are free from material misstatement. Misstatements may arise due to error or fraud. These errors are considered material if, individually or in the aggregate, they could reasonably influence the economic decisions that users make based on the separate financial statements.

The scope of our audit and the nature, timing and extent of our procedures were determined by our risk assessment that the separate financial statements may contain material errors, whether due to fraud or error.

As part of the design of our audit, we determined materiality and assessed the risks of material misstatement in the separate financial statements. In particular, we considered situations where management has made critical judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement in the financial statements due to fraud.

Key Audit Matters (KAM)

We have determined that there are no Key Audit Matters to communicate in our report.

Other information

Management is responsible for the other information. The other information comprises the Annual report required by the Peruvian Superintendencia del Mercado de Valores - ‘SMV’ for its Spanish acronym, but does not include the separate financial statements and our audit opinion thereon, which is expected to be made available to us after the date of the audit opinion.

Our opinion on the separate financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance of the Group.

Responsibilities of management and those charged with corporate governance for the separate financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, Management is responsible for assessing the Credicorp’s ability to continue as a going concern, disclosing, as applicable, the matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate Credicorp or cease operations, or has no realistic alternative but to do so.

Those charged with corporate governance of Credicorp are responsible for overseeing the Credicorp’s financial reporting preparation process.

Auditor’s responsibilities for the audit of the separate financial statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error; and design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Credicorp’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Credicorp’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Credicorp to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicated with those charged with corporate governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with corporate governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with corporate governance, we determined those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, February 23, 2023

/s/ Gaveglio Aparicio y Asociados S.C.R.L.

Countersigned by

/s/ Gustavo Villafana

-------------------------------------(partner)

Gustavo Villafana

Peruvian Public Accountant

Registration No.46192

(Free translation from the original in Spanish)

CREDICORP LTD.

SEPARATE STATEMENT OF FINANCIAL POSITION

		At December 31,
	Note	2022	2021
		S/000	S/000

Current assets
Cash and cash equivalents	4	136,399	179,104
Investment:
At fair value through profit or loss	5 (a)	958,939	1,050,218
At fair value through other comprehensive income	5 (b)	306,343	346,979
In subsidiaries and associates	5 (c)	33,878,318	31,168,827

Other assets		135	172

TOTAL ASSETS		35,280,134	32,745,300

		At December 31,
	Note	2022	2021
		S/000	S/000

Liabilities
Bonds and notes issued	6	1,898,066	1,980,311
Other liabilities	7	220,642	159,403
Total liabilities		2,118,708	2,139,714

Equity	8
Capital stock		1,318,993	1,318,993
Capital Surplus		384,542	384,542
Reserve		23,300,350	20,945,491
Unrealized results		(835,079)	62,163
Retained earnings		8,992,620	7,894,397
Total equity		33,161,426	30,605,586

TOTAL LIABILITIES AND EQUITY		35,280,134	32,745,300

The attached notes from page 10 to 39 are part of the separate financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD.

SEPARATE STATEMENT OF INCOME

		For the year ended December 31,
	Note	2022	2021
		S/000	S/000

Income
Net share of the income from investments in
subsidiaries and associates	5(c)	5,156,494	3,751,366
Interest and similar income		8,701	24,317
Net gain on financial assets at fair value
through profit or loss	5(a)	(43,099)	2,728

Expenses
Administrative and general expenses		(23,205)	(20,711)

Operating income		5,098,891	3,757,700

Interest and similar expense	6	(68,134)	(57,899)
Exchange differences, net		(3,513)	(2,562)
Other, net		556	(29)
		(71,091)	(60,490)

Profit before income tax		5,027,800	3,697,210
Income tax	10	(168,290)	(78,082)
Net income		4,859,510	3,619,128

Other comprehensive income		(897,242)	(1,604,318)

Total comprehensive income		3,962,268	2,014,810

The attached notes from page 10 to 39 are part of the separate financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2022	2021
		S/000	S/000

Net profit for the year		4,859,510	3,619,128
Other comprehensive income:

Net loss (gain) on investments at fair value
through other comprehensive income	5(b)	(39,901)	(125,330)
Income tax		1,993	4,985
		(37,908)	(120,345)

Unrealized gain of subsidiaries	5(c)	(805,815)	(1,612,224)
		(805,815)	(1,612,224)

Exchange differences on translation of foreign operations	5(c)	(93,103)	185,570
Net movement in hedges of net
investments in foreign businesses	6	39,584	(57,319)
		(53,519)	128,251
Other comprehensive income (loss) for the year, net of income tax		(897,242)	(1,604,318)

Total comprehensive income for the year, net of income tax		3,962,268	2,014,810

The attached notes from page 10 to 39 are part of the separate financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD.

SEPARATE STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Number of	Capital	Treasury	Capital		Unrealized	Retained
	shares	stock	stock	surplus	Reserves	results	earnings	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000

Balances at January 1, 2021	94,382,317	1,318,993	-	384,542	21,070,409	1,666,481	4,584,898	29,025,323
Net income	-	-	-	-	-	-	3,619,128	3,619,128
Other comprehensive income	-	-	-	-	-	(1,604,318)	-	(1,604,318)
Total comprehensive income	-	-	-	-	-	(1,604,318)	3,619,128	2,014,810
Dividend distribution, Note 8(c)	-	-	-	-	(471,912)	-	-	(471,912)
Transfer to legal reserve, Note 8(b)	-	-	-	-	346,994	-	(346,994)	-
Others	-	-	-	-	-	-	37,365	37,365
Balances at December 31, 2021	94,382,317	1,318,993	-	384,542	20,945,491	62,163	7,894,397	30,605,586
Net income	-	-	-	-	-	-	4,859,510	4,859,510
Other comprehensive income	-	-	-	-	-	(897,242)	-	(897,242)
Total comprehensive income	-	-	-	-	-	(897,242)	4,859,510	3,962,268
Dividend distribution, Note 8(c)	-	-	-	-	-	-	(1,415,734)	(1,415,734)
Transfer to legal reserve, Note 8(b)	-	-	-	-	2,354,859	-	(2,354,859)	-
Others	-	-	-	-	-	-	9,306	9,306
Balances at December 31,2022	94,382,317	1,318,993	-	384,542	23,300,350	(835,079)	8,992,620	33,161,426

The attached notes from page 10 to 39 are part of the separate financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD.

SEPARATE STATEMENT OF CASH FLOWS

		For the year ended December 31,
	Note	2022	2021
		S/000	S/000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income		4,859,510	3,619,128
Net income from investments in subsidiaries and associates	5(c)	(5,156,494)	(3,751,366)
Deferred income tax		72,800	78,082
Variation of investments fair value		45,831	(2,525)
Amortization of bond issuance expenses		3,848	3,931
Other assets (Other Liabilities)		96,093	49,714
Net cash flow from operating activities		(78,412)	(3,036)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Investments at fair value through profit or loss		-	(1,617,788)
Sale of investments at fair value through profit or loss		-	913,242
Puchase of Investments at fair value through other comprehensive income		-	(8,598)
Capital contribution in subsidiaries	5(c)	(60,000)	(364,639)
Dividends received	5(c)	1,527,710	645,567
Net cash flows from investing activities		1,467,710	(432,216)

CASH FLOWS FROM FINANCING ACTIVITIES
Cupon payments	8(c)	(52,045)	(54,795)
Dividend distribution		(1,415,734)	(471,912)
Net cash flows from financing activities		(1,467,779)	(526,707)

Net (decrease) increase of cash and cash equivalents
before effect of changes in exchange rate		(78,481)	(961,959)
Effect of changes in exchange rate of cash and cash equivalents		35,776	26,896
Cash and cash equivalents at the beginning of the year		179,104	1,114,167
Cash and cash equivalents at the end of the period		136,399	179,104

The attached notes from page 10 to 39 are part of the separate financial statements.

(Free translation from the original in Spanish)

CREDICORP LTD.

SEPARATE STATEMENT OF CASH FLOWS

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2022	As of January 1, 2022	New issues	Amortization of principal	Exchange difference	Changes in fair value	Amortization of bond issuance expenses	As of December 31, 2022
	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Amortized cost	1,980,311	-	-	(78,397)	-	(3,848)	1,898,066
Total	1,980,311	-	-	(78,397)	-	(3,848)	1,898,066

		Changes that generate cash flows		Changes that do not generate cash flows
2021	As of January 1, 2021	New issues	Amortization of principal	Exchange difference	Changes in fair value	Amortization of bond issuance expenses	As of December 31, 2021
	S/000	S/000	S/000	S/000	S/000	S/000	S/000

Amortized cost	1,794,879	-	-	189,363	-	(3,931)	1,980,311
Total	1,794,879	-	-	189,363	-	(3,931)	1,980,311

The attached notes from page 10 to 39 are part of the separate financial statements.

CREDICORP LTD.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995. Its objective is to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of Credicorp Ltd. activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito SA, a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, offers a wide range of financial, insurance and health services and products, mainly throughout Perú and in other countries (see note 3(h)). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Perú.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N° 156, La Molina, Lima, Perú.

The separate financial statements as of December 31, 2021, and for the year then ended were approved by the Board of Directors on February 24, 2022 and presented to the General Shareholders’ Meeting on March 29, 2022. The separate financial statements as of December 31, 2022, and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 23, 2023, and will be presented for final approval in the General Shareholders’ Meeting, which will be held within the deadlines established by law. Management consider that they will be approved without amendments.

Credicorp is listed on the Lima and New York stock exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers

In 2022, Credicorp Ltd. has not carried out significant transactions of acquisitions, incorporation or mergers of companies. In 2021, the following significant transactions have been carried out under common control:

i)	Merger by absorption between ASB Bank Corp. and Atlantic Security Bank -

At the General Shareholders’ Meeting - Extraordinary Meeting held on November 27, 2020, the shareholders of ASB Bank Corp. approved the merger by absorption of Atlantic Security Bank. This operation was authorized by the Superintendency of Banks of Panama through Resolution SBP-033-2021 held on April 9, 2021. Also, on August 2, 2021, ASB Bank Corp. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Atlantic Security Bank (absorbed entity).

This transaction has not generated a significant impact on the Credicorp’s separate financial statements.

ii)	Merger by absorption between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. -

On February 28, 2020, the Board of Directors of Ultralat Group Inc., parent company and sole shareholder of Ultralat Capital Markets, LLC and of Credicorp Capital Securities, Inc. approved the merger by absorption process between Ultralat Capital Markets, LLC and Credicorp Capital Securities, Inc. It also agreed that, as of the date of the merger, the legal name of the new merged entity will be “Credicorp Capital LLC.” This operation was authorized by the Financial Industry Regulatory Authority (FINRA) of the United States on December 4, 2020. Likewise, on February 1, 2021, Ultralat Capital Markets, LLC (absorbing entity) acquired the assets, liabilities, rights and obligations of Credicorp Capital Securities, Inc. (absorbed entity).

This transaction has not generated a significant impact on the Credicorp’s separated financial statements.

b)	The accompanying separate financial statements reflect the individual activity of Credicorp Ltd., and do not include the effects of the consolidation of these separate financial statements with those of its subsidiaries. See Note 5(c).

These separate financial statements should be read together with Credicorp’s consolidated financial statements as of December 31, 2022 and issued on February 23, 2023, such financial statements can be found at www.credicorp.gcs-web.com.

The main information of the consolidated financial statements of Credicorp and subsidiaries at December 31, 2022 and 2021 is presented below:

	2022	2021
	S/(000)	S/(000)

Consolidated statements of financial position

Assets -
Cash and due from banks	34,183,840	39,320,740
Cash collateral, reverse repurchase agreements
and securities borrowing	1,101,856	1,766,948
Investments	45,431,224	48,952,540
Loans, net	140,753,972	139,120,104
Property, furniture and equipment, net	1,281,098	1,308,779
Intangible assets and goodwill, net	2,899,429	2,710,080
Right-of-use assets, net	543,833	586,417
Other assets	10,558,357	11,081,132
Total assets	236,753,609	244,846,740

Liabilities -
Deposits and obligations	147,020,787	149,596,545
Payables from repurchase agreements and securities lending	12,966,725	22,013,866
Due to banks and correspondents	8,937,411	7,212,946
Technical reserves for insurance claims and premiums	11,990,959	12,534,511
Bonds and notes issued	17,007,194	17,823,146
Other liabilities	9,250,824	8,628,287
Total liabilities	207,173,900	217,809,301

Equity, net	29,579,709	27,037,439
Total liabilities and net equity	236,753,609	244,846,740

Consolidated statements of income

Net interest, similar income and expenses	11,518,095	9,359,604
Provision for credit losses on loan
portfolio, net of recoveries	(1,811,538)	(1,212,223)
Total other income	5,108,349	4,929,717
Total insurance underwriting result	661,598	(3,721)

Total other expenses	(8,620,615)	(7,740,561)

Income tax	(2,110,501)	(1,660,987)
Net profit	4,745,388	3,671,829

Attributable to:
Shareholders of Credicorp Ltd.	4,633,096	3,584,582
Non-controlling interest	112,292	87,247
	4,745,388	3,671,829

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s separate financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The separate financial statements as of December 31, 2022 and 2021, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, which have been measured at fair value, and investments in subsidiaries that are measured based on the equity method.

The separated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd, see paragraph (b) below, and values are rounded to thousands of soles, unless otherwise stated.

The preparation of the separate financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the separate financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the separate financial statements.

The most significant estimates included in the accompanying separate financial statements are related to the calculation of the valuation of investments, the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost.

Furthermore, there are other estimates, such as the deferred income tax assets and liabilities for investments at fair value through other comprehensive income. The accounting criteria used for said estimate is described below.

The Company adopted the following standards and amendments for the first time for its annual period beginning on or after January 1, 2022, as described below:

(i)	Amendments to IFRS 3 - Reference to the Conceptual Framework -

Minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for Financial Information and add an exception to recognize liabilities and contingent liabilities within the scope of IAS37 Provisions, Contingent Liabilities and the Interpretation IFRIC 21 Levies.

The amendments also confirm that contingent assets should not be recognized on the date of acquisition. The amendment will be effective for annual reporting periods on or after January 1, 2022.

The adoption of this amendment had no significant effects on the Company’s separate financial statements.

(ii)	Onerous Contracts - Cost of Fulfilling a contract - Amendments to IAS37 -

In May 2020, the International Standards Board issued amendments to IAS 37 to specify which cost an entity must include when assessing if a contract is onerous or generates losses. The amendment to IAS37 clarifies that the direct costs of complying with a contract include both the incremental costs of complying with the contract and the assignment of other costs directly required to comply with the contracts. Prior recognizing a separate provision for the onerous contract, the entity will recognize any loss for impairment that occurred relative to the assets used to comply with the contract. The Amendment is effective for the annual periods reported that begin on January 1, 2022.

The amendment had no impact on its separate financial statements.

(iii)	Annual improvements to the IFRS 2018 - 2020 Cycle -

As part of its annual improvements 2018-2020 to the standard process of IFRS, in May 2020, the International Accounting Standards Board issued the following amendments:

-	IFRS 9 Financial Instruments - clarifies that commissions should be included in the 10.0 percent test for derecognition of financial liabilities.

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - allows entities that have measured their assets and liabilities at carrying amount on their headquarters’ books to also measure any accumulative translation using the amounts reported by the parent company. This amendment will also apply to associates and joint ventures that have taken the same expectation to IFRS 1.

These amendments will be effective for annual reporting periods beginning on or after January 1, 2022 with early adoption.

The amendment has no impact on the separate financial statements.

In 2021, the Company adopted the following changes in relation to IFRS 9.

-	By changing the basis for determining the contractual cash flows for financial assets and liabilities (including lease liabilities), the practical application has the effect that the changes, which are necessary as a consequence of the LIBOR reform and which are considered economically equivalent, will not result in an immediate gain or loss in results.

-	The practical application regarding hedge accounting will allow most of the hedging relationships (whether they come from IAS 39 or IFRS 9) that are directly affected by the LIBOR reform to be able to be maintained. However, there may be some additional ineffectiveness that needs to be recognized.

Affected entities should disclose information about the nature and extent of LIBOR reform risks to which they are exposed, how those risks are being managed, the degree of progress in completing the transition to alternative benchmark rates, and how they are managing that transition.

As of December 31, 2022 and 2021, it has not had a significant effect on the separate financial statements.

b)	Functional, presentation and foreign currency transactions -

(i)	Functional and presentation currency -

The Company considers the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: financing obtained, interests and similar income, administrative and general expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those carried out in currencies other than the functional currency. These transactions are initially recorded at the exchange rates of its functional currency at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the separate statement of financial position.

The differences arising from the exchange rate prevailing at the date of each statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the statement of income in the period in which it occurs, in “Exchange differences, net”. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

c)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated considering any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Company calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3, the Company calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Company recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under “Interest and similar income” and “Administrative and general expenses” in the separate statement of comprehensive income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Other income and expenses:

All other income and expenses are recorded in the year in which the performance obligation is satisfied.

d)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company determined the classification of its financial instruments at the date of initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Company commits to purchase or sell the asset.

As of December 31, 2022 and 2021, the Company classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

-	The business model for managing the financial assets and

-	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To evaluate the business models, the Company considers:

-	The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.

-	How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Company.

If the cash flows after initial recognition are carried out in a manner other than what is expected by the Company, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model whose objective is to maintain the financial asset to obtain the contractual cash flows, and

-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. Interest income is included in the item “Interest and similar income” in the separate income statement.

Financial assets at amortized cost include direct loans that are recorded when the disbursement of the funds in favor of the customers is carried out, and indirect (contingent) loans that are recorded when the documents that support said loans facilities are issued. Furthermore, Credicorp Ltd. considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected loss approach and recognized in the separate statement of comprehensive income.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the separate statement of financial position.

(ii) Financial assets at fair value through other comprehensive income -

The financial assets that the Company maintains in this category are a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

-	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” in the separate statement of income.

Interest is recognized in the statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” in the separate statement of income.

Gains or losses from exchange differences related to the amortized cost of the debt instrument are recognized in the statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the statement of comprehensive income, charged to the item “Net gain on securities” in the statement of income. In this sense, it does not reduce the carrying amount of the financial asset in the statement of financial position, which is maintained at fair value. The impairment loss recognized in the separate statement of comprehensive income is reclassified to the separate statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) -

At initial recognition, the Company can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the item “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the separate statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” in the separate statement of changes in equity; in other words, they are not subsequently reclassified to the separate statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” in the separate statement of income.

(iii) Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that Credicorp Ltd. maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” in the separate statement of income. Interests accrued are calculated using the contractual interest rate and recorded in the “Interest and similar income” in the separate statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in “Net gains on securities” in the separate statement of income. The profit from dividends is recorded in the item “Interest and similar income” in the separate statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the separate statement of income.

(iv) Reclassification of financial assets and liabilities -

The reclassification of financial assets will always take place as long as the business model that manages the financial assets is changed. We expect this change will be less than frequently. These changes are determined by the Company Management as a result of external or internal changes, which must be necessary for the Company’s operations and demonstrable against third parties. Therefore, a change in the Company’s business model will take place only when it starts or stop carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

e)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Company has transferred substantially all the risks and rewards of the asset, or the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement.

In that case, the Company also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Company could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a withdrawal of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the separate statement of income.

f)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the separate statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

g)	Impairment of financial assets -

As of December 31, 2022 and 2021, the Company applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost.

-	Debt instruments classified as investments at fair value through other comprehensive income.

The financial assets classified or designated at fair value through profit of loss and the equity instruments, not for trading, designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

h)	Investments in subsidiaries -

A subsidiary is an entity over which another Company has control (considered as parent company of Credicorp Ltd. or controlling interest). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Controlling interest has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

-	Exposure, or rights, to variable returns from its involvement with the investee, and

-	The ability to use its power over the investee to affect its returns.

There is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.

-	Rights arising from other contractual arrangements.

-	The Company’s voting rights and potential voting rights.

The Company assesses whether or not it controls an investee if facts and circumstances indicate that there are changes in one or more of the three elements of control.

According to the equity method, investments in subsidiaries are recorded initially at cost, and subsequently the book value increases or decreases to recognize a profit or loss participation of subsidiaries in the “Net share of the income from investments in subsidiaries” caption of the statement of comprehensive income; furthermore, when variations in the equity of subsidiaries is due to variations in their equity, the part corresponding the Company will also be directly recognized in equity.

Dividends received from subsidiaries are recognized as a reduction in the value of the investment.

As of December 31, 2022 and 2021, Credicorp maintains direct participation in the following entities (the figures of its individual financial statements are presented in accordance with IFRS and before eliminations):

Entity	Activity and country of incorporation	Percentage of interest		Assets		Liabilities		Equity		Net income (loss)
		2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
		%	%	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Grupo Crédito S.A. (i)	Holding Peru	100.00	100.00	29,464,597	26,517,447	106,443	129,004	29,358,154	26,388,443	4,603,312	3,577,038

Pacífico Compañía De Seguros y Reaseguros S.A. (ii)	Insurance, Perú	65.20	65.20	15,851,977	16,438,892	13,470,237	14,158,859	2,381,740	2,280,033	445,603	(134,885)

Atlantic Security Holding Corporation (iii)	Capital Markets, Cayman Island	100.00	100.00	2,030,050	2,266,775	138,702	87,726	1,891,348	2,179,049	228,474	188,032

Credicorp Capital Ltd (iv)	Capital Markets and Asset management Bermuda	100.00	100.00	942,387	1,011,412	3,830	34,177	938,557	977,235	32,025	71,487

CCR Inc. (v)	Special purpose Entity Bahamas	100.00	100.00	388	105,733	4	104,703	384	1,030	(646)	(254)

Banco de Crédito de Bolivia (vi)	Banking Bolivia	4.01	4.07	12,697,793	13,799,816	11,837,965	12,965,242	859,828	834,574	68,013	72,267

Inversiones Crédicorp Bolivia S.A. (vi)	Banking Bolivia	0.08	0.08	878,357	852,720	357	271	878,000	852,449	77,581	77,734

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the subsidiaries of Credicorp Ltd. and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. Below, we present the individual or separate financial statements of the main subsidiaries of Grupo Crédito through which Credicorp Ltd. controls, in accordance with IFRS:

Entity	Activity and country of incorporation	Percentage of direct and indirect participation		Assets		Liabilities		Equity		Net income (loss)
		2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	193,278,232	199,307,837	170,005,995	178,545,004	23,272,237	20,762,833	4,683,775	3,662,192

Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.92	99.92	12,740,036	13,839,856	11,826,789	12,952,609	913,247	887,247	80,377	80,752

Prima AFP (c)	Pension fund administration, Peru	100.00	100.00	734,966	839,772	238,177	265,185	496,789	574,587	109,511	146,057

Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	242,754	158,328	90,186	43,140	152,568	115,188	(124,748)	(34,362)

a)	BCP was established in 1889 and its activities are regulated by the Peruvian Banking Regulator (Superintendencia de Banca, Seguros y AFP – SBS (the authority that regulates banking, insurance and pension funds activities in Peru, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2022, the assets, liabilities, equity and net result of Mibanco amount to approximately S/17,225.0 million, S/14,444.0 million, S/2,780.6 million and S/424.9 million, respectively (S/16,162.6 million, S/13,799.6 million, S/2,363.0 million, and S/266.3 million, at December 31, 2021, respectively).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was incorporated in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its main Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2022, the assets, liabilities, equity and net result of BCB were approximately S/12,697.8 million, S/11,838.0 million, S/859.8 million and S/68.0 million, respectively (S/13,799.8 million, S/ 12,964.8 million, S/835.0 million and S/72.3 million, respectively as of December 31, 2021).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Tenpo SpA (hereinafter “Tenpo”, before “Krealo SpA”) was established in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”).

(ii)	Pacífico Compañía Seguros y Reaseguros S.A. (hereinafter “Pacífico”) is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Atlantic Security Holding Corporation (hereinafter “ASHC”) is an entity established in the Cayman Islands, its most important subsidiary being ASB Bank Corp. merged with Atlantic Security Bank in August 2021, it was incorporated on September 9, 2020 in the Republic of Panama; Its main activities are private and institutional banking services and fiduciary administration, mainly for BCP’s Peruvian clients.

(iv)	Credicorp Capital Ltd. (hereinafter “CCL”) was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco - Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively.

(v)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities. These loans are collateralized by transactions performed by BCP.

(vi)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products. Its main Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. Grupo Crédito has a direct and indirect 99.92 percent stake and Credicorp 0.08 percent.

i)	Provisions -

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, and it is probable that resources embodying economic benefits will be required to settle said obligation and the amount can be reliable determined.

The expense related to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

j)	Contingencies -

Contingent liabilities are not recognized in the separate financial statements. These are disclosed in notes, unless the possibility of an outflow of resources is remote. Only those liabilities that comply with the provisions of note 3(i) are recognized. Contingent assets are not recorded in the separate financial statements; these are disclosed if it is probable that an inflow of economic benefits will take place.

k)	Income tax -

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which the Company expect, to recover or settle the carrying amount of its assets and liabilities at the date of the separate statement of financial position.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the separate statement of income (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is likely to exist sufficient tax benefits for the application of temporary difference. At the date of the separate statement of financial position, the Company assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

l)	Derivative financial instruments and hedge accounting -

Trading -

Credicorp Ltd. negotiates derivative financial instruments in order to meet its costumers needs. Credicorp Ltd. may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Derivative financial instruments are initially recognized at fair value in the separate statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the separate statement of income.

Hedging -

Credicorp Ltd. uses derivative instruments to manage exposures to interest rate and foreign currency. To manage particular risks, Credicorp Ltd. applies hedge accounting for transactions which meet the specified criteria.

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

-	At the inception of the hedging relationship, there is a designation and formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedging. That documentation will include identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess whether the hedging relationship meets hedge effectiveness requirements.

-	The hedge relationship meets all of the following hedge effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.

-	The effect of credit risk does not predominate over the changes in value that come from the economic relationship.

-	The coverage ratio of the hedging relationship is the same as that derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the separate statement of changes in net equity, and it is reclassified to the separate statement of income in the same period or periods in which the covered operation affects results; that is, when income or financial expenses related with coverage are registered, or when a forecasted transaction occurs.

The part of the gain or loss in derivatives that represents the ineffective portion is recognized immediately in the separate statement of income.

Amounts originally recognized in other comprehensive income and subsequently reclassified to the separate statement of income are registered as expenses or income in the cases in which the hedged item is reported.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the separate statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the separate statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the separate statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the separate statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the separate statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Hedges of net investments in foreign businesses -

Hedges of net investments in foreign operations are recognized for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the caption “Exchange differences on translation of foreign operations” of the separate statement of changes in net equity. The gain or loss related to the ineffective portion is recognized immediately in the separate statement of income under “Other income” or “Other expenses”.

Accumulated gains and losses in the separate statement of changes in net equity are reclassified to the separate statement of income when the net investment abroad is disposed or sold partially.

m)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company. Also, the fair value of a liability reflects its non-performance risk.

When available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the separate financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the separate financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

As of December 31, 2022 and 2021, the financial instruments held by the company have a Level 1 fair value hierarchy.

n)	Cash and cash equivalents -

For the purpose of the separate statement of cash flows, cash and cash equivalents comprise balances of cash, checking accounts and term deposits with maturities of three months or less from the date of acquisition.

o)	International Financial Reporting Standards issued but not yet effective -

The Company decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2022:

-	IFRS 17 was issued in May 2017 as a replacement for IFRS 4 “Insurance Contracts”. This standard requires a current measurement model where estimates are remeasured in each reporting period, the IASB agreed to defer the effective date from financial statements beginning on January 1, 2023.

-	Disclosure of accounting policies - Amendments to IAS 1 and Practice Statement No. 2. These amendments will be effective for the annual period reported beginning on or before January 1, 2023 and anticipated adoption is permitted.

-	Amendments to IAS 8 - Definition of accounting estimates. Amendments will be in effect for the annual periods reported beginning on or after January 1, 2023 and anticipated adoption is permitted.

-	Amendments to IAS 12, Deferred tax related to assets and liabilities arising of a single transaction. Amendments will be effective for the annual reporting periods on or after January 1, 2023 and anticipated adoption is permitted.

-	Amendment to IFRS 10 and IAS 28 - Sale or contribution of assets that takes place an investor and its associate or joint venture. Amendments will be effective for the annual reporting periods on or after January 1, 2023 and should be applied retrospectively to articles of property, plant and equipment that are made available for use or after the beginning of the first period in which the entity first applies said change.

Management estimates that the application of new standards and amendments to current standards will not have a significant impact on the preparation of financial statements at the time they are adopted.

4	CASH AND CASH EQUIVALENTS

Credicorp Ltd. has current accounts with Banco de Crédito del Perú and ASB Bank Corp, which are denominated in soles and U.S. dollars; they are cash in hand and accrue interest at market rates.

As of December 31, 2022 and 2021, Credicorp Ltd. has no current term deposits, however, during 2022, the interest income amounts to S/1.7 million (S/3.8 million as of December 31, 2021).

5	INVESTMENTS

The table below presents the components of this item:

a)	At fair value through profit or loss:

	2022	2021
	S/000	S/000
Mutual Funds:
Bnp Paribas Insticash I ACC FO	271,794	279,256
Allianz US Short Duration High WT	229,841	255,171
Credicorp Capital Latin American Corporate Debt Fund	200,867	230,930
Credicorp Capital Latin American Investment Grade	141,053	165,185
CC Latin American Short Duration I	115,384	119,676
Total	958,939	1,050,218

As of December 31, 2022, the losses of these funds from valuation are recorded in the separate income statement in “Net gain on investments at fair value through profit or loss” for S/43.1 million (the gains were S/2.7 million, as of December 31, 2021).

b)	At fair value through other comprehensive income:

	2022				2021
		Unrealized gross amount				Unrealized gross amount
				Estimated	Amortized			Estimated fair
	Cost	Profits	Losses	fair value	Cost	Profits	Losses	value
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Equity instruments designated at the initial recognition
Shares issued by:
Alicorp S.A.A.	60,170	96,669	-	156,839	60,170	77,383	-	137,553
Inversiones Centenario	220,283	-	(93,479)	126,804	220,283	-	(35,512)	184,771
Compañía Universal Textil S.A.	475	-	(260)	215	475	-	(302)	173
	280,928	96,669	(93,739)	283,858	280,928	77,383	(35,814)	322,497

Debt instruments
Bonds issued by:
Pacífico Compañía de Seguros y Reaseguros S.A. (i)	17,033	-	(1,802)	15,231	17,806	-	(1,131)	16,675
Mibanco S.A. (ii)	8,598	-	(1,500)	7,098	8,598	-	(949)	7,649
	25,631	-	(3,302)	22,329	26,404	-	(2,080)	24,324
Accrued interest				156				158
				22,485				24,482
Total				306,343				346,979

(i)	In December 2020, Credicorp Ltd. purchased subordinated bonds issued by Pacífico with an annual interest rate of 4.40 percent and maturity date in December 2030 amounting to US$4.5 million, equivalent to S/17.2 million, as of December 31, 2022 (S/17.8 million, as of December 31, 2021).

(ii)	In March 2021, Credicorp Ltd. purchased subordinated bonds issued by Mibanco with an annual interest rate of 5.84 percent and maturity date in March 2031 amounting to S/8.6 million.

c)	In subsidiaries:

			Direct participation percentage		Equity Value
Entity	Country	Operations	2022	2021	2022	2021
			%	%	S/000	S/000
Grupo Crédito S.A.	Peru	Holding	100.00	100.00	29,358,155	26,388,443
Pacífico Compañía de Seguros y Reaseguros S.A.	Peru	Insurance	65.20	65.20	1,589,265	1,522,954
Atlantic Security Holding Corporation and Subsidiaries	Cayman Islands	Capital Markets	100.00	100.00	1,956,817	2,244,518
Credicorp Capital Ltd.	Bermuda	Capital Markets and asset management	100.00	100.00	938,557	977,235
CCR Inc.	Bahamas	Special purpose Entity	100.00	100.00	384	1,029
Banco de Crédito de Bolivia (*)	Bolivia	Banking	4.01	4.07	34,473	34,001
Inversiones Credicorp Bolivia S.A. (*)	Bolivia	Banking	0.08	0.08	667	647
					33,878,318	31,168,827

(*)	Credicorp has indirect control through Grupo Crédito S.A.

As of December 31, 2022 and 2021 the movement of the investments in subsidiaries is as follows:

	2022	2021
	S/000	S/000

Balance at January 1	31,168,827	29,118,425

Net share of the income from investments in subsidiaries	5,156,494	3,751,366
Dividends received from subsidiaries (a)	(1,617,391)	(676,313)
Net unrealized (loss) gain of subsidiaries’ equity (b)	(898,918)	(1,426,654)
Capital contribution (c)	60,000	364,639
Others	9,306	37,364
Ending balance	33,878,318	31,168,827

(a)	As of December 31, 2022, the Company has received dividends from Grupo Crédito and ASHC for S/1,400.0 million and S/217.4 million, respectively (as of December 31, 2021, Grupo Crédito, ASHC, PPS, and CCL for S/350.0 million, S/164.4 million, S/137.0 million, and S/25.0 million respectively). Amounts do not include withholding taxes.

(b)	As of December 31, 2022, the movement comprises unrealized loss from ASHC, Grupo Crédito, Pacifico, CCL and BCB amounting to S/310.5 million, S/234.4 million, S/224.0 million, S/127.9 million and S/2.1 million, respectively (As of December 31, 2021, the movement comprises unrealized loss from Grupo Crédito, Pacifico and CCL for S/1,221.0 million, S/224.0 million and S/60.0 million, respectively, and unrealized gain from ASHC and BCB amounting to S/75.0 million and S/3.0 million, respectively).

(c)	As of December 31, 2022, capital contributions were registered to Credicorp Capital Ltd. amounting to S/60.0 million. (As of December 31, 2021, capital contributions were registered to Atlantic Security Holding Corp. amounting to S/364.6 million).

6	BONDS AND NOTES ISSUED

In June 2020, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million, equivalent to S/1,907.0 million as of December 31, 2022 (US$500.0 million, equivalent to S/1,993.5 million as of December 31, 2021) at fixed interest rate of 2.75 percent and maturity on June 17, 2025. These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at nominal value. The payment of principal will take place on the due date or when redeems the notes. Interest expense is recorded in the separate statement of income using the effective interest rate method amounting to S/68.1 million (S/57.9 million, as of December 31,2021).

As of December 31, 2022, Credicorp Ltd. designated as a hedge of a net investment of a foreign operation a portion of these bonds issued for approximately US$228.8 million, equivalent to S/872.7 million (US$228.8 million, equivalent to S/912.2 million, as of December 31, 2021), which hedges by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the U.S. dollars. This hedge covers the fluctuation in the exchange rate risk associated with the conversion of the net investment held in ASHC to Credicorp Ltd. functional currency (in Soles). As of December 31, 2022, net movement in hedges of net investments in foreign businesses operation amounts approximately S/39.6 million (S/57.3 million, as of December 31, 2021).

7	OTHER LIABILITIES

This item comprises:

	2022	2021
	S/000	S/000

Provision for income tax on dividends, see Note 9(a)	172,839	100,039
Dividends pending from previous years (i)	47,298	57,217
Others	505	2,147
	220,642	159,403

(i)	As of December 31, 2022 and 2021, the balance comprises dividends returned by the Central Registry of Securities and Liquidations of the Peruvian Market (Cavali S.A. I.C.L.V by its acronym in Spanish), by those minority shareholders who could not be credited to their account banking.

8	EQUITY

a)	Capital stock -

As of December 31, 2022 and 2021 a total of 94,382,317 shares have been issued at US$5.0 per share.

b)	Reserves -

Certain Company’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20.00, 30.00 or 50.00 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10.00 percent of net profits. As of December 31, 2022 and 2021, the balance of this reserves amounts approximately to S/23,300.0 million and S/20,946.0 million, respectively.

At the Board meetings held on April 28, 2022 and February 25, 2021, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,354.9 million and S/347.0 million, respectively.

At the Board meetings held on April 28, 2022, the decision was made to transfer from "Reserves" to "Dividends payable" for S/1,415.7 million.

c)	Dividend distribution -

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2022	2021
	S/000	S/000

Date of Meeting - Board of Directors	28.04.2022	26.08.2021
Dividends distribution	1,415,734	471,912
Payment of dividends per share (in Soles)	15.0	5.0
Date of dividends payout	10.06.2022	07.10.2021
Exchange fixing rate published by the SBS	3.756	4.131
Dividends payout (equivalent in thousands of US$)	376,926	114,240

9	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2022 and 2021, dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.00 percent withholding tax. As of December 31, 2022, the expense for provision income tax for withholding dividends of the company amounts to S/168.3 million (S/78.1 million as of December 31, 2021), see Note 7.

10	TRANSACTIONS WITH RELATED PARTIES

a)	The following table shows the main transactions with related parties as of December 31, 2022 and 2021:

	2022	2021
	S/000	S/000
Statement of financial position -
Cash and cash equivalents (i) -
Banco de Crédito del Perú	136,108	175,919
Atlantic Security Bank	291	3,185
Total	136,399	179,104

Investments at fair value through
Profit or loss -
Credicorp Capital Asset Management S.A. (ii)	457,304	515,791

Investments at fair value through
other comprehensive income -

Debt instruments

Pacífico Compañía de Seguros y Reaseguros	15,262	16,707
Mibanco S.A.	7,224	7,774

Equity instruments

Alicorp S.A. (*)	156,838	137,554
Inversiones Centenario S.A.A. (*)	126,804	184,771
Compañía Universal Textil S.A. (*)	215	173
Total	306,343	346,979

Investments in subsidiaries -	33,878,318	31,168,827

Bonds and notes issued
Banco de Crédito del Perú	68,522	71,850
Total	68,522	71,850

Payables to related parties -
Banco de Crédito del Perú	48	-
Credicorp Capital Servicios Financieros	20	-
Credicorp Capital Sociedad Agente de Bolsa	3	3
Total	71	3

(*) Linked businesses

	2022	2021
	S/000	S/000

Statement of comprehensive income
Net share of the income from investments in subsidiaries	5,156,494	3,751,366
Other comprehensive income (loss)	(898,920)	(1,426,654)
Administrative and general expenses	(1,871)	(1,824)
Interest and similar income (iii)	(8,853)	4,802

(i)	As of December 31, 2022 and 2021, the Company maintains current accounts in soles and U.S. dollars, which are cash in hand and accrue interest. See Note 4.

(ii)	As of December 31, 2022 and 2021, Credicorp Capital Asset Management S.A. manages the following funds Credicorp Capital Latin American Corporate Debt Fund, Credicorp Capital Latin American Investment Grade and CC Latin American Short Duration I, see Note 5(a).

(iii)	As of December 31, 2022, the balance reflects the interests of working capital notes for a nominal amount of S/340.0 million and time deposits in soles and U.S. dollars for nominal amounts of S/217.7 million and US$35.0 million, respectively. As of December 31, 2021, the interests of working capital notes for a nominal amount of US$200.0 million.

b)	Management considers that the transactions between the Company and its related parties have been carried out in the normal course of business and on terms not less favorable than if they had been carried out with unrelated third parties. The taxes resulting from these transactions, as well as the basis for their calculation, are settled according to current tax regulations.

c)	Because the Company is part of Credicorp Ltd., following IAS 24 “Related Party Disclosures” it has not reported expenses for Management payroll. In addition, at December 31, 2022 and 2021 the Company's policy is not to pay any remuneration to the members of the Board of Directors.

11	FINANCIAL RISK MANAGEMENT

Due to the nature of its activities, the Company is exposed to the following risks: credit, market (interest rate, exchange rate and prices) and liquidity, which are managed through the process of identification, measurement and continued monitoring, subject to risk limits and other controls. This risk management process is critical to the continued profitability of the Company; therefore, the analysis and management of its financial risks is supported by BCP.

Risk management structure -

The risk management structure is supported by the Board of Directors and Management of BCP, which are responsible for identifying and controlling risks together with other supporting areas, as explained below:

i)	Board of Directors -

The Board of Directors is responsible for the overall approach to risk management, providing the principles for management as well as policies covering specific areas, such as the foreign exchange risk, interest rate risk, credit risk and liquidity risk.

ii)	Risk Committee of Credicorp -

It represents the Board of Directors of Credicorp and proposes the levels of risk appetite for Credicorp Ltd. In addition, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by the Company and the relevant improvements in integral management of risks.

iii)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by the company. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

iv)	Internal audit -

BCP’s Internal Audit area is responsible for supervising the operation of the internal control systems and the Company’s financial information.

The risk management processes of the Company are monitored by BCP’s Internal Audit area, which analyzes both the adequacy of procedures and their compliance.

Internal Audit discusses the results of its assessments with management and reports its findings and recommendations to the Company’s Board.

Credit risk -

The assets of the Company that are potentially exposed to significant concentrations of credit risk include cash and cash equivalents, receivables from related parties and investments at fair value through profit or loss. The magnitude of the maximum exposure to credit risk of the Company is represented by the balance of the aforementioned items at the date of the statement of financial position.

At December 31, 2022 and 2021, 100.00 percent of cash was in entities which are part of Credicorp and subsidiaries.

Accordingly, in the opinion of management, the Company does not have any concentration that represents a significant credit risk on the above dates.

Market risk –

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: (i) exchange rate risk, (ii) interest rate risk, and (iii) prices. All financial instruments of the Company are affected by these risks.

i)	Exchange rate risk -

Exchange rate risk is produced by changes in fair value of future cash flows arising from a financial instrument due to fluctuations in the exchange rate. The Administration and Finance Management has the responsibility to identify, measure, control and communicate the Company’s exposure to global exchange rate risk.

As of December 31, 2022, the free market exchange rate for buying and selling transactions for each U.S. dollars, the main foreign currency held by the Company, was S/3.814 (S/3.987 as of December 31, 2021).

As of December 31, 2022 and 2021 the Company had the following assets and liabilities denominated in U.S. dollars:

	2022	2021
	US$000	US$000

Assets
Cash and cash equivalents	25,727	17,220
At fair value through profit or loss	251,426	263,411
At fair value through other comprehensive income	4,003	4,190
Other assets	8	9
	281,164	284,830

Liabilities
Bonds and notes issued	(497,658)	(496,692)
Other liabilities	(12,499)	(14,394)
	(510,157)	(511,086)

Hedges of net investments in foreign businesses (*)	228,828	228,828
Net monetary position	(165)	2,572

(*)	As of December 31, 2020, an accounting hedge of a net investment abroad was carried out where part of our liability position in U.S. dollars related to the balance of the item "bonds and notes issued", see Note 6, was designated as cover our permanent investment in Atlantic Security Holding Corporation. The hedged amount is approximately US$228.8 million, equivalent to S/872.7 million as of December 31, 2022 (US$228.8 million, equivalent to S/912.2 million, as of December 31, 2021).

ii)	Interest rate risk -

The Company does not have financial instruments which generate or pay significant interest rates; therefore, Management considers that fluctuations in the interest rate will not affect significantly the Company’s operations. Furthermore, as part of Credicorp, the Company has access to financial instruments at market rates, when necessary.

iii)	Price -

During 2020, within a context of high uncertainty due to COVID-19 crisis, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million in order to maintain high capitalization capacity of its subsidiaries and to take advantage of opportunities in the market. In order to reduce financial impact as a result of the expenses generated by the bond issued, the company has been investing said funds in high quality assets and with volatility parameters, credit risk and duration consistent with the objective of profitability with limited risk of losses that affect its repayment capacity. Portfolio results are reviewed monthly and annual reviews of its composition are carried out. The assets which the company currently invests in are mainly mutual funds and mandates, in charge of managers with a proven track record in the selected classes. In terms of vehicles, mutual funds investments and direct investments are made on Credicorp Ltd.’s books, while investments through mandates are made in Atlantic Security Financial Servicies.

Liquidity risk -

Liquidity risk is the risk that the Company is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due. In this regard, the Company that is facing a liquidity crisis would be failing to comply with the obligations to pay to bond holders.

Corporate policies have been implemented for liquidity risk management by the Company. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

12	COMMITMENTS AND CONTINGENCIES

Government Investigations -

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fujimori 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former Chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000.0 (approximately US$200,000.0) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian Superintendencia del Mercado de Valores (‘SMV’ by its acronym in Spanish) has initiated a sanctioning process against Credicorp, for failing to disclose to the market, in due course, the political campaign contributions in the years 2011 and 2016. The SMV also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for failing to disclose to the market, in due course, the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacifico with first instance Resolutions on these proceedings. The mentioned Resolutions imposed pecuniary sanctions (fines) on Credicorp and the three subsidiaries as a consequence of these sanctioning processes. Credicorp, BCP, Mibanco and Grupo Pacifico appealed the Resolutions.

On December 8, 2021, Credicorp informed that the Peruvian SMV was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp mentioned in the prior paragraph.

Under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Tax Units (Unidades Impositivas Tributarias or UITs by its acronym in Spanish) approximately US$270,000 for, allegedly, having infringed (categorized as “very serious”, “muy grave” in Spanish) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N°055-2001-EF/94.10, effective as from 2011; and (ii) with a fine of 210 UITs approximately US$207,375 for, allegedly, having violated (categorized as “very serious”, “muy grave” in Spanish) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N°055-2001-EF/94.10 and modified by Resolution N°006-2012-SMV/01, effective as from 2016. The charges made by the SMV against Credicorp were that the Company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s cash contributions to the political party Fuerza Popular during the 2011 Peruvian presidential campaign (first charge) and that the Company had affected the transparency of the stock market by not having disclosed relevant information to the market regarding Credicorp’s agreement to make contributions to the political party Peruanos por el Kambio during the 2016 Peruvian presidential campaign (second charge).

Because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary. Notwithstanding, Credicorp proceeded to pay the fines imposed by the SMV, in compliance with Peruvian law.

Thus, since Credicorp’s contentious-administrative claim filed was admitted for consideration by the Court, the administrative procedure has terminated with respect to Credicorp and the matter is now subject to the decision of the Peruvian Judiciary.

As for BCP, Mibanco and Grupo Pacífico, as well as Credicorp, having admitted the aforementioned lawsuit for processing by the Court, the matter is now subject to the decision of the Peruvian Judiciary.

Credicorp believes that neither the contributions disclosed by our former Chairman and the current Vice Chairman in 2019 nor the related SMV sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either will have material effect on the Company’s business, financial position or profitability.

On November 11, 2021, Credicorp disclosed that its incoming CEO, Mr. Gianfranco Ferrari de las Casas, informed the Company that he was notified of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor’s Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (“Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial - Cuarto Despacho”). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by BCP Stand - alone to the Olmos Project.

Credicorp has reviewed the performance of the officers of Banco de Crédito del Perú in relation to the financial advisory services provided by the Bank in connection with the Olmos Project and has concluded that the facts under investigation do not give rise to any liability of Banco de Crédito del Perú or its officers. Credicorp bases this view on the qualified opinion of external consultants specialized in the matter. Therefore, Credicorp considers that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of the Company, nor will it affect the dedication and performance of its officers in undertaking their regular duties.

13	EVENTS AFTER THE REPORTING PERIOD

The Company have evaluated the period after the closing of the financial statements and have determined that there are no subsequent events or transactions that require recognition or disclosure in the financial statements as of December 31, 2022.